SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Chase Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16150R104

(CUSIP Number)

Secil Kantarci - O’Neil

Choate, Hall & Stewart LLP, Two International Place, Boston, MA 02110

(617) 248-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No.	Page 2 of 9

1.	Names of Reporting Persons. Peter R. Chase
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 260,357
	8.	Shared Voting Power 580,162
	9.	Sole Dispositive Power 260,357
	10.	Shared Dispositive Power 580,162

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 840,519
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person IN

(1)	Based on 9,506,344 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of June 30, 2023

This Amendment No. 3 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on February 14, 2008 and as previously amended by Peter R. Chase with respect to shares of common stock, $0.10 par value per share, of Chase Corporation. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2 to Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer.

Subparts (a) to (b) of Item 5 of the Schedule 13D are amended and restated as follows:

(a) Mr. Chase beneficially owns 840,519 shares of the Company’s stock, which represents approximately 8.9% of the 9,506,344 shares of the Company’s common stock reported by the Company to be outstanding as of June 30, 2023. Of the total shares beneficially owned, 260,357 shares are owned by Mr. Chase directly; 305,897 shares are owned by the Peter R. Chase Insurance Trust; 1,470 shares are owned by the Chase 2015 Irrevocable Trust; 44,038 shares are owned by the Peter R. Chase Trust; 17,359 shares are owned by the Peter R. Chase 2022 Qualified Annuity Trust #1; 61,398 shares are owned by the Peter R. Chase 2022 Qualified Annuity Trust #2; and 150,000 shares are owned by the Peter R. Chase 2022 Qualified Annuity Trust #3.

(b) Mr. Chase has the sole power to vote and dispose 260,357 shares, and shares power to vote and dispose 580,162 shares of the Company’s common stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On July 21, 2023, Chase Corporation, a Massachusetts corporation (“Chase” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Formulations Parent Corporation, a Delaware corporation (“Parent”), Formulations Merger Sub Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

Voting Agreement

On July 21, 2023, in connection with the execution of the Merger Agreement, Parent, the Company and the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) pursuant to which the Reporting Person agreed, among other things, (i) to vote in favor of the approval of the Merger and the adoption of the Merger Agreement and (ii) to be bound by certain restrictions on hiring and soliciting employees and certain non-competition and non-disparagement obligations.

ITEM 7. Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Voting Agreement, dated as of July 21, 2023, by and among Formulations Parent Corporation, Peter Chase and the other parties set forth on the signature pages thereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2023	/s/ Peter R. Chase
Peter R. Chase